The Rustik Companies, LLC

OFFERING STATEMENT



Issuer Name	THE RUSTIK COMPANIES, LLC
Doing Business As	The Rustik Collective
Offering Amount	$30,000.00 – $100,000.00
Security Type	Membership Units
Price	$0.20
Post-Money Valuation Cap	$2,000,000
Units to be Sold	500,000
Security Interest	None
Personal Guaranty	None

COMPANY OVERVIEW

The Rustik Collective is a multi-faceted business that combines premium services and unique products across several industries, including grooming, beauty, coffee, and lifestyle. Our core brands include The Rustik Gentleman Barbershop, The Speakeasy Salon & Spa, Barbershop Black Coffee Company, and The Donut Alehouse, among others. We are offering a successful franchise model for our barbershops and salons, offering high-quality experiences to clients and exceptional support for franchisees.

In addition to our service-based businesses, we also manufacture and sell a range of products, including men's grooming products, beauty items, and roasted coffee, with a focus on innovation and quality. We are committed to expanding our product lines through our e-commerce platforms and by forging wholesale partnerships with local restaurants and stores.

The Rustik Collective is also deeply invested in the community, supporting charitable causes through The Rustik Ropers Foundation, which raises funds for children impacted by parental substance abuse. We are dedicated to growing our brand presence through innovative business models, strategic partnerships, and a strong emphasis on quality, customer experience, and social impact.

Company History

The Rustik Collective began in 2016 when our founder, Timothy Stoner, opened The Rustik Gentleman Barbershop in Tucson, Arizona. What started as a single barbershop with a focus on high-quality grooming services quickly evolved into a larger vision—a collective that would encompass a diverse range of lifestyle services and products under one umbrella.

Recognizing the potential to create more than just a barbershop, Timothy expanded the business into a full-service experience by incorporating The Speakeasy Salon & Spa, offering top-tier beauty services for both men and women. With the success of these ventures, we saw the opportunity to grow further by launching our own product lines, including Beauty Body Glow and Marlins Lab, which cater to personal care needs and are now sold through e-commerce platforms.

As part of our evolution, we integrated new concepts into The Rustik Collective, such as Barbershop Black Coffee Company, where coffee culture meets the barbershop atmosphere. We also launched The Donut Alehouse, which serves craft beer, mini-donuts, and premium coffee in a unique, social setting.

Today, The Rustik Collective operates as a multi-industry powerhouse, with franchise opportunities available for our barbershops and salons. We also manufacture and sell a variety of products, including coffee, grooming supplies, and beauty items. As we continue to grow, our mission remains centered on delivering exceptional experiences and products while fostering community through our charitable efforts via The Rustik Ropers Foundation.

Our journey from a single barbershop to a dynamic collective has been driven by our dedication to innovation, customer service, and community impact, and we're excited for the future as we continue expanding across markets.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

NAME	CLASS	% OWNERSHIP
Kimberly Thompson	Limited Liability Company	82%
Minority Ownership	Limited Liability Company	18%

The above is the only ownership outstanding for the company. The ownership interests of a(n) AZ LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Kimberly Thompson
Title: Board Member / Executive Vice President
Work History: Over the past three years, Kimberly Thompson's work history has focused on her involvement with The Rustik Collective and its various ventures. Her key roles during this time include:

Operational and Strategic Support for The Rustik Collective: Kimberly has played a critical role in the development and operations of The Rustik Collective, providing guidance in areas such as franchise development, brand management, and daily operations. She has contributed to the growth and success of businesses like The Rustik Gentleman Barbershop, Speakeasy Salon, and the Donut Alehouse.

Leadership Role in The Rustik Ropers Foundation: Kimberly has been actively involved in The Rustik Ropers Foundation, organizing and promoting charitable events that support children affected by trauma from parental substance abuse. Her work has helped expand the foundation's impact and outreach, ensuring its charitable mission is achieved.

Brand and Business Development: Kimberly has been integral in the expansion of the company's e-commerce and product lines, including Beauty Body Glow and Marlins Lab. Her contributions have included improving product offerings, managing supply chains, and supporting marketing efforts to drive growth for the company's brands.

Her experience reflects a strong focus on business growth, operational excellence, and community impact.
Biography: Timothy Stoner - Chief Operating Officer - Timothy Stoner is the visionary founder and CEO of The Rustik Collective, a multi-faceted business encompassing grooming, beauty, coffee, and lifestyle services. With a degree in Business Management from the University of Arizona and a background as a Collegiate All-American Hammer Thrower, Tim combines leadership, discipline, and innovation to drive the growth of his company. His ventures include The Rustik Gentleman Barbershop, The Speakeasy Salon, Barbershop Black Coffee Company, and The Donut Alehouse, all of which reflect his commitment to quality and unique customer experiences. In addition to his business success, Tim is dedicated to giving back to the community through The Rustik Ropers Foundation, which supports children impacted by trauma. His entrepreneurial spirit, combined with his passion for community service, continues to propel The Rustik Collective's expansion and influence.

Kimberly Thompson - Executive Vice President - Kimberly Thompson is a seasoned professional with over 22 years of distinguished experience as a realtor and 4 years as the owner of a successful high-end barbershop and salon. As a licensed realtor, she has built a strong reputation for providing expert guidance in both residential and commercial real estate, leveraging her in-depth market knowledge and understanding of financing to deliver tailored solutions that optimize every transaction for her clients. In addition to her real estate career, Kimberly has played a pivotal role in The Rustik Collective, contributing to the strategic and operational growth of the company. She has been instrumental in the success of ventures such as The Rustik Gentleman Barbershop, Speakeasy Salon, and the Donut Alehouse, focusing on franchise development, brand management, and business expansion. Kimberly's client-focused approach, attention to detail, and operational excellence have made her businesses standouts in their industries, while her leadership and involvement in charitable initiatives, such as The Rustik Ropers Foundation, reflect her dedication to community impact. Her versatility, entrepreneurial acumen, and commitment to excellence continue to drive the growth and positive influence of The Rustik Collective.

Michael Margetts - Michael Margetts, Chief Operating Officer at The Rustiks, brings over two decades of technology leadership to the company's innovative Barber and Salon Speakeasy franchise. With a BS in Industrial Technology from Utah State University, Michael's career spans roles including VP Engineering at Nerd United and CTO at Journeyfront. He excels in building high-performing teams and architecting complex software solutions. Michael's entrepreneurial spirit shines through his successful real estate ventures, growing from a single duplex in 2008 to a portfolio of 48 units today. At The Rustiks, he leverages his unique blend of technical expertise, operational acumen, and business savvy to drive the company's franchising efforts. Michael's track record in scaling businesses and managing diverse teams positions him ideally to lead The Rustiks' expansion in the competitive grooming services market.

Jamar Jordan - Jamar Jordan, Chief Financial Officer - Jamar Jordan is a proud retired Air Force with over 20 years of dedicated service to his country. He enlisted in the Air Force after high school, eager to contribute to the defense and security of the nation. During his illustrious military career, Jamar served in various capacities, including aircraft maintenance, logistics management, resource advisors and leadership roles. Jamar Jordan is an accomplished tax consultant with over 9 years of experience in tax compliance, strategy and advisory services. Known for his meticulous attention to detail and deep understanding of tax legislation, Jamar has helped individuals and businesses navigate the complexities of the tax system to optimize their financial outcomes. He is passionate about helping his clients minimize tax liabilities while ensuring compliance with ever-changing tax laws. In addition to his consulting work, Jamar is dedicated to financial literacy and regularly attends workshops and seminars to educate his clients and community members about the importance of effective tax planning. His commitment to integrity and excellence, paired with his approachable demeanor, makes him a trusted ally for anyone or business seeking to navigate the complexities of tax and financial matters.

Erin Karschnik - Executive Vice President - Erin is a seasoned executive with over 25 years of experience in corporate leadership, specializing in asset health, asset optimization, and sustainability. She currently serves as the Global Director, Asset Health at FLSmidth, a full flowsheet mining technology provider. Throughout her career, Erin has held various leadership roles, including Sr. Solutions Manager at Komatsu Mining Technology Solutions, where she spearheaded the OneKomatsu program. This initiative integrated

Erin holds a B.S. in Industrial Engineering and has a proven track record of driving operational excellence and fostering innovation. Her expertise in asset optimization and commitment to sustainability have made her a trusted leader in the mining technology sector. Erin continues to focus on delivering cutting-edge solutions that enhance performance and support long-term sustainability for the organizations she serves.

Martin Muniz - Executive Vice President - Director of Franchise Sales - Martin Muniz is a seasoned professional whose career has spanned business owner/operator roles, and extensive experience in the lending industry. He began as the owner/operator of Arizona Sanitary Management before successfully running Arrow Courier Service for 9 years. For the last 25 years, Martin has focused on the lending industry, with 18 years specializing in mortgage services. He is passionate about delivering value to his stakeholders, ensuring the right deal is made for long-term, sustainable business outcomes. His diverse background and strong relationships have made him a trusted leader in the mortgage sector.

Kelly Beckner
Title: Director of Franchise Development and Construction
Work History: Director of Franchise Development and Construction, The Rustik Collective: Kelly has been instrumental in expanding the company's franchise operations, overseeing both the development and construction phases to ensure new locations align with the brand's standards and goals.

Director of Construction, Bell and Associates Construction (2021 – Present): He has managed multiple construction projects, ensuring they are completed on time, within budget, and to the highest quality.

Hark General Contracting: Kelly has also been involved with Hark General Contracting, where he gained valuable experience in managing construction projects and building a solid foundation in construction management.
Biography: Kelly Beckner is the Director of Franchise Development and Construction at The Rustik Collective, where he leads the expansion of the company's franchise locations and manages all construction-related aspects of new developments. With a strong background in construction management, Kelly has played a pivotal role in ensuring that each franchise location upholds the brand's high standards of quality and consistency. His extensive experience with Bell and Associates Construction and Hark General Contracting has equipped him with the expertise to oversee large-scale projects, making him a key contributor to The Rustik Collective's growth and success. Kelly's leadership in both franchise development and construction has been instrumental in driving the company's continued expansion.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Item	Cost
E-Commerce Expansion (Beauty Body Glow, Marlins Lab, Rustik Ropers, Eternity Lash)	$25,000.00
Rustik Ropers Mobile Trailer - Bar & Inventory	$25,000.00
Franchise Marketing	$15,000.00
Barbershop Black Coffee Launch	$5,000.00
Purchase Inventory	$15,000.00
Rustik Brew Launch	$15,000.00
Total	$100,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and

unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2023, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an

independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$30,000.00	$100,000.00
Less: Intermediary Fee*	- $2,400.00	- $7,500.00
Net Proceeds	$27,600.00	$92,500.00

* Applied at a marginal-rate based upon amount raised:
    Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in The Rustik Companies, LLC and how an investor's

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with The Rustik Collective LLC ("Security Agreement") by way of the investor's electronic signature.
   b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
   c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
   d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
   e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are Membership Units, which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's Membership Units.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has no current debt obligations.

FINANCIAL INFORMATION

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023
Cash & Equivalents	14,778	21,455
Accounts Receivable	-	-
Fixed Assets	656,301	843,559
Other Assets	56,631	67,218
TOTAL ASSETS	**727,710**	**932,232**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	-	6,125
LT-Debt Payable	6,710	161,040
TOTAL LIABILITIES	**6,710**	**167,165**
Retained Earnings	-	1,067
Net Income	(4,020)	26,458
TOTAL OWNER'S EQUITY	721,000	765,067
TOTAL LIABILITIES & EQUITY	**727,710**	**932,232**

Income Statement

INCOME	2022	2023
Total Revenue	384,972	627,457
Cost of Goods Sold	41,365	60,150
GROSS PROFIT	**343,607**	**567,307**
Operating Expenses	347,627	540,849
NET INCOME	**(4,020)**	**26,458**

Statement of Cash Flows

	2022	2023
NET INCOME (LOSS)	(4,020)	26,458
CASH FLOW ACTIVITIES		
Net Cash from Operations	(37,598)	(15,612)
Net Cash from Investing	(179,000)	(179,000)
Net Cash from Financing	49,125	49,220
NET INCREASE (DECREASE) IN CASH	(171,493)	(118,934)

The Rustik Collective is poised for significant financial growth over the next three years, driven by franchise expansion, product development, and increased sales across all business lines.

8.1 Revenue Projections

- **Barbershop & Speakeasy Salon**: $1.5M in Year 1, growing to $2.2M by Year 3.

- **Rustiks Microbrewery**: $250,000 in Year 1, growing to $500,000 by Year 3.

- **Barbershop Black Coffee**: $100,000 in Year 1, reaching $300,000 by Year 3.

* - Through 12/31/2023

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	727,710	932,232
Cash & Equivalents	14,778	21,455
Accounts Receivable	-	-
Short-Term Debt	-	6,125
Long-Term Debt	6,710	161,040
Revenue	384,972	627,457
Cost of Goods Sold	41,365	60,150
Taxes Paid	-	-
Net Income	(4,020)	26,458

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
          a) association with an entity regulated by such commission, authority, agency or officer;
          b) engaging in the business of securities, insurance or banking;
          c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;

3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the issuer liquidates or dissolves its business in accordance with state law.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this "Agreement") is entered into as of 10/25/2024 (the "Effective Date"), by and between:

1. Each person purchasing a membership interest purchase agreement referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**")
2. **The Rustik Companies, LLC**, an Arizona LLC with its principal office at 4500 N ORACLE RD, Suites 425, 427, Tucson, AZ, 85705 (the "Company").

The Purchaser and the Seller are sometimes referred to collectively as the "Parties" and individually as a "Party."

▪ RECITALS

WHEREAS, the Seller is the legal and beneficial owner of 500,000 Membership Units of the Company (the "Units");

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell the Memership Units on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, promises, and representations made in this Agreement, the Parties agree as follows:

▪ 1. SALE AND PURCHASE OF MEMBERSHIP UNITS

1.1 **Agreement to Sell**: Subject to the terms and conditions of this Agreement, the Seller agrees to sell, transfer, and assign to the Purchaser, and the Purchaser agrees to purchase from the Seller, the Membership Units for the Purchase Price (defined below).

1.2 **Purchase Price**: The total consideration for the Membership Units shall be $0.20 per Membership Unit (the "Purchase Price"), payable in cash, by wire transfer, or any other method mutually agreed upon by the Parties at Closing (as defined below).

▪ 2. CLOSING

2.1 **Closing Date**: The closing of the purchase and sale of the Membership Units (the "Closing") shall take place on the offering end date or at such other time as the Parties may mutually agree.

2.2 **Seller Deliverables at Closing**:
- The Seller shall deliver:
  - A duly executed membership unit transfer form in favor of the Purchaser;
  - The original certificates representing the Membership Units, or evidence of book-entry transfer, if applicable;
  - Any other documents reasonably necessary to consummate the transfer of the Membership Units.

2.3 **Purchaser Deliverables at Closing**:

- The Purchaser shall deliver:
  - The Purchase Price in accordance with Section 1.2.

▪ **3. REPRESENTATIONS AND WARRANTIES**

3.1 **Seller's Representations and Warranties**: The Seller hereby represents and warrants to the Purchaser that:

- **Ownership of Membership Units**: The Seller is the legal and beneficial owner of the Membership Units and has the right to sell and transfer the Membership Units to the Purchaser free and clear of all liens, encumbrances, and claims.
- **Authority**: The Seller has full legal power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.
- **No Conflicts**: The execution, delivery, and performance of this Agreement by the Seller does not violate or conflict with any agreement, law, or judgment applicable to the Seller.
- **Valid Issuance**: The Membership Units have been duly authorized, validly issued, fully paid, and non-assessable.

3.2 **Purchaser's Representations and Warranties**: The Purchaser hereby represents and warrants to the Seller that:

- **Authority**: The Purchaser has full legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
- **Investment Purpose**: The Purchaser is acquiring the Membership Units for its own account for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable securities laws.
- **Accredited Investor**: If applicable, the Purchaser is an "Accredited Investor" as defined by Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

4.1 **Conditions to Seller's Obligation**: The Seller's obligation to consummate the sale of the Membership Units is subject to:

- The receipt of the Purchase Price by the Seller;
- The accuracy of the Purchaser's representations and warranties at the time of Closing;
- No governmental or regulatory authority having issued any order, decree, or ruling preventing the transaction.

4.2 **Conditions to Purchaser's Obligation**: The Purchaser's obligation to consummate the purchase of the Membership Units is subject to:

- The delivery of all required documents by the Seller;
- The accuracy of the Seller's representations and warranties at the time of Closing;
- No governmental or regulatory authority having issued any order, decree, or ruling preventing the transaction.

▪ 5. COVENANTS

5.1 **Further Assurances**: Each Party shall take all actions reasonably necessary, including the execution of additional documents, to effectuate the sale and transfer of the Membership Units in accordance with this Agreement.

5.2 **Compliance with Law**: The Parties agree to comply with all applicable laws and regulations in connection with the purchase and sale of the Membership Units, including but not limited to applicable securities laws.

▪ 6. INDEMNIFICATION

6.1 **Indemnification by Seller**: The Seller agrees to indemnify, defend, and hold harmless the Purchaser from and against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by the Seller of any representation, warranty, or covenant contained in this Agreement.

6.2 **Indemnification by Purchaser**: The Purchaser agrees to indemnify, defend, and hold harmless the Seller from and against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by the Purchaser of any representation, warranty, or covenant contained in this Agreement.

▪ 7. CONFIDENTIALITY

The terms and existence of this Agreement, as well as all information exchanged between the Parties in connection with the transaction, shall be kept confidential and not disclosed to any third party except as required by law or as mutually agreed by the Parties.

- **8. MISCELLANEOUS**

8.1 **Governing Law**: This Agreement shall be governed by and construed in accordance with the laws of the State of AZ, without regard to its conflict of laws principles.

8.2 **Entire Agreement**: This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, oral or written.

8.3 **Amendments**: This Agreement may only be amended or modified by a written instrument executed by both Parties.

8.4 **Severability**: If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect.

8.5 **Counterparts**: This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

8.6 **Notices**: All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when sent by registered mail or an internationally recognized courier service to the respective addresses of the Parties as set forth in this Agreement.

- **SIGNATURES**

IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement as of the Effective Date.

SELLER:

By: The Rustik Companies, LLC
Name: Kimberly Thompson
Title: CEO
Date: 10/28/2024

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1]

_____

Kimberly Thompson

The Rustik Collective LLC